January 29, 2019

David A. Morken
Chairman and Chief Executive Officer
Bandwidth Inc.
900 Main Campus Drive
Raleigh, NC 27606

       Re: Bandwidth Inc.
           Registration Statement on Form S-3
           Filed December 21, 2018
           File No. 333-228939

Dear Mr. Morken:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs,
Assistant Director, at (202) 551-3730 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services